Y3K Exploration Company LLC

305 Carson View,
Markleeville, CA, 96120,
USA
telephone: 775-781-5387
e-mail: dGrif@y3kexplorationcompany.com
March 27, 2008

CONSENT

TO:	**Fronteer Development Group Inc.**
AND TO:	Ontario Securities Commission Alberta Securities Commission British Columbia Securities Commission Saskatchewan Securities Commission Manitoba Securities Commission Nova Scotia Securities Commission Prince Edward Island Securities Office New Brunswick Securities Commission Securities Commission of Newfoundland and Labrador (collectively, the "**Commissions**")
AND TO:	The Toronto Stock Exchange (the "**TSX**")
AND TO:	The Securities and Exchange Commission (the "**SEC**")
RE:	Technical Reports

Reference is made to (i) the technical report dated November 1, 2007 entitled "Updated Technical Report of the Zaca Project, Alpine County, California, USA" which the undersigned has prepared, together with Steve Ristorcelli; and (ii) the technical report entitled "Technical Report, Great Basin East Properties, Elko County, Nevada and Box Elder County, Utah, USA" dated July 24, 2006 (collectively, the "**Technical Reports**"). The undersigned hereby consents to the public filing by Fronteer Development Group Inc. (the "**Corporation**") of the Technical Reports with the Commissions, the SEC and with the TSX, and to the written disclosure of the Technical Reports and the inclusion of extracts therefrom or a summary thereof (whether directly or incorporated by reference) in the annual information form of the Corporation dated March 27, 2008 (the "**AIF**") and in the Form 40-F of the Corporation dated March 27, 2008 (the "**40-F**").

The undersigned further confirms that the undersigned has read the AIF and 40-F and that each fairly and accurately represents the information in the Technical Reports that supports the disclosure, for which the undersigned was responsible for preparing or supervising.

Yours truly

Digitally signed by David Griffith, P. Geo.
Location: Cuernavaca, Mexico
Date: 2008.03.12 15:02:27 -07'00'